UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	May 2, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GameTech International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

8850 Double Diamond Parkway
Address of Principal Executive Office (Street and Number)

Reno, Nevada 89521
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

GameTech International, Inc. (the "Company") is unable to file its Form 10-Q for the period ended May 2, 2010 (the “Report”), within the prescribed time period without unreasonable effort and expense.   While preparing its financial statements for the period ended May 2, 2010, the Company determined that as of May 2, 2010, it was not in compliance with the cash-flow coverage ratio and fixed charge coverage ratio covenants contained in the Second Amended Senior Secured Credit Facility (the “Current Credit Facility”), with U.S. Bank N.A. and Bank of the West (collectively “Lenders”).

The Company may be unable to satisfy these financial ratio covenants and/or the working capital requirement under the Current Credit Facility in future periods, and is currently in discussions with its Lenders in order to obtain a waiver or forbearance of its non-compliance with these covenants for the period ended May 2, 2010, as well as future periods. No conclusion with respect to such discussions has been reached as of the date of this filing, and there can be no assurance that the Company will be successful in obtaining such a waiver, forbearance, or a subsequent amendment.  If the Company is unable to obtain such waiver, forbearance, and/or an amendment, the Lenders could elect to declare all amounts outstanding under the Current Credit Facility immediately due and payable, which could ultimately lead to the financial and operational failure of the Company. As of May 2, 2010, the total balance outstanding under the Current Credit Facility was approximately $25.9 million.

As a result of these ongoing discussions with its Lenders and the Company’s ongoing assessment of its financial position and liquidity, the Company is unable to complete its Form 10-Q for the period ended May 2, 2010 in a timely manner without unreasonable effort or expense. The Company plans to file its Form 10-Q no later than June 21, 2010, as prescribed in Rule 12b-25, regardless of whether or not an agreement is reached between the Company and its Lenders by such date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Marcia Martin	775	850-6000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

The Company expects to report a decline in consolidated revenues to $9.7 million for the thirteen weeks ended May 2, 2010, a $2.9 million decrease from consolidated revenues of $12.6 million for the comparable period in 2009.  The Company expects to report an operating loss of $2.7 million and a net loss of $15 million for the thirteen weeks ended May 2, 2010.  In the comparable period in 2009, the Company reported an operating income of $298 thousand and a net loss of $69 thousand.  The $3 million decrease in operating income is related to the decline in revenue and approximately $2 million of inventory reserves recorded in the second quarter of fiscal 2010 related to recent management decisions to discontinue developing and supporting certain product platforms and software systems.  The $15 million decline in net loss is due to management’s decision to reserve approximately $13 million of deferred tax assets primarily due to events within the VLT business segment occurring during the second quarter of fiscal 2010.  These events include the continuing losses in our VLT business segment, increased year-over-year reported market declines in certain existing VLT jurisdictions, increasing competitive pressures in Louisiana, and the uncertainty in the Company’s ability to fund the capital needed for future growth in new jurisdictions.

Bingo net revenue decreased $3.0 million for the thirteen weeks ended May 2, 2010 to $8.1 million; down from $11.0 million for the comparable period in 2009.  The decrease in bingo net revenue is primarily due to hall closures caused by both adverse economic conditions and regulatory changes, in addition to price adjustments made to remain competitive in certain regional markets.  VLT/Slot revenue was relatively flat at $1.6 million for the thirteen weeks ended May 2, 2010 as compared to the comparable period in 2009.

This Form 12b-25 includes forwarding-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding the Company and the financial results it expects to report that are not historical facts and are indicated by words such as “anticipate,” “expect,” “believe,” other formulations of those terms and similar terms.  Such forward-looking statements are based on the Company’s current expectations and beliefs, which are subject to change, and involve certain risks and uncertainties including, in particular, whether or not and on what terms we will be able to obtain a waiver or forbearance under the Current Credit Facility.  These risks and uncertainties may cause actual results to differ materially from those contained in the forward-looking statements.  The Company does not undertake any obligation to update any forward looking statement.

GameTech International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 17, 2010	By	/s/ Marcia Martin
Marcia Martin Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)